Lamb Weston Holdings, Inc.

222 W. Merchandise Mart Plaza

Suite 1300

Chicago, Illinois 60654

September 16, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Loan Lauren P. Nguyen, Legal Branch Chief, Office of Natural Resources
Parhaum J. Hamidi, Attorney-Adviser
Wei Lu, Staff Accountant
Shannon Buskirk, Staff Accountant

Re:	Lamb Weston Holdings, Inc.
Amendment No. 1 to Registration Statement on Form 10-12B
Filed August 26, 2016
File No. 1-37830

Ladies and Gentlemen:

Lamb Weston Holdings, Inc., a Delaware corporation (“we,” “us,” “our,” “Lamb Weston” or the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated September 9, 2016 (the “Comment Letter”) with respect to our Amendment No. 1 to the Registration Statement on Form 10-12B filed August 26, 2016.

This letter is being filed with Amendment No. 2 to the Registration Statement (the “Amendment”). Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Information Statement filed as Exhibit 99.1

General

1.     We note your references throughout your filing to the Lamb-Weston Meijer, Lamb Weston RDO, and Lamb Weston BSW joint ventures. For each joint venture, please identify the joint venture partner and file the related joint venture agreement.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amendment to identify the joint venture partners.

We respectfully advise the Staff that, in response to the Staff’s comment, we do not believe that the joint venture agreements with: (i) Lamb-Weston/Meijer v.o.f. (“Lamb-Weston Meijer”), a Netherlands joint venture with Meijer Frozen Foods B.V.; (ii) Lamb-Weston/RDO Frozen (“Lamb-Weston RDO”), a potato processing venture with RDO Frozen Co.; and (iii) Lamb Weston BSW, LLC (“Lamb-Weston BSW” and, collectively with Lamb-Weston Meijer and Lamb-Weston RDO, the “joint ventures”), a potato processing venture with Ochoa Ag Unlimited Foods, Inc., are required to be filed under Item 601(b)(10) of Regulation S-K. We refer to the agreements with each joint venture, collectively, as the “joint venture agreements.”

Item 601(b)(10)(ii) provides that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following

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categories, in which case it shall be filed except where immaterial in amount or significance: . . . . (B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts . . . . to purchase the major part of registrant’s requirements of goods, services or raw materials . . . .”

Although we conduct meaningful business through the joint ventures, the additional references provided in Amendment No. 1 to the Registration Statement regarding the joint ventures were meant to clarify our statements regarding our market position given that the sales statistics supporting such statements take into account sales through the joint ventures. We currently augment our internal production and marketing capabilities for frozen potato products with our joint venture relationships, and the joint ventures represent additional avenues for us to produce and market frozen potato products, particularly in markets outside of the United States. However, we are not substantially dependent on any joint venture for production or marketing of frozen potato products, either individually or in the aggregate. For fiscal 2016, Lamb-Weston Meijer, Lamb-Weston RDO and Lamb-Weston BSW contributed approximately 9%, 3% and 2%, respectively, of our consolidated Adjusted EBITDA.

We respectfully advise the Staff that we are not “substantially dependent” on any of the joint venture agreements and none of the joint venture agreements provides for obligations that are material to us. Accordingly, we do not believe that any of our joint venture agreements constitutes a material agreement under Item 601(b)(10), and therefore none of the joint venture agreements is required to be filed as an exhibit to the Registration Statement. Additionally, we respectfully advise the Staff that the joint venture agreements otherwise contain customary terms and providing the joint venture agreements as exhibits would not provide investors with any additional material information not currently included in the Registration Statement.

We will continue to be mindful of the requirements of Item 601(b)(10) as we evaluate the materiality of the joint venture agreements for future filings, including whether or not we are dependent upon the joint ventures, whether the joint ventures are material to our long-term production or distribution and sales strategy and the percentage of production and sales that we receive through the joint ventures as compared to other sources of production and sales.

Summary, page 1

2.     We reissue our prior comment 1 in part. Please disclose the quantitative metric you have used as the basis for your statement in the second sentence of the first full paragraph on pages 1 and 67 that you are “the number one supplier of value-added frozen potato products.”

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amendment to clarify that we are the number one supplier of value-added frozen potato products by market share. Please note that support for this statement was previously provided to the Staff as Exhibit A to our supplemental letter dated August 26, 2016.

Questions and Answers about the Spinoff, page 8

3.     We note your disclosure on page 11 that “it is currently anticipated that each outstanding ConAgra equity award held by a Lamb Weston employee as of the spinoff will be adjusted or converted into an award with respect to Lamb Weston common stock.” Please add a risk factor or expand an existing risk factor to discuss the potentially dilutive effect of this arrangement.

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September 16, 2016

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amendment to expand an existing risk factor to discuss the potentially dilutive effect of this arrangement.

“Our future debt may limit cash flow available . . . ,” page 19

4.     We note your revisions here and on page 50 in response to our prior comment 4. We further note that you expect to incur a substantial amount of debt in connection with the spinoff. When known, please disclose here and in your Liquidity and Capital Resources section the material terms of the agreements that will govern your term loan and revolving credit facility and of the indenture that will govern your senior notes.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amendment to disclose the expected material terms of the agreements that will govern our term loan and revolving credit facility, as well as the indenture that will govern our senior notes.

Unaudited Pro Forma Combined Financial Data, page 44

5.     Pro forma adjustment (D) reflects employee related costs based upon the expected provisions of the employee matters agreement. Please tell us how the expected provisions of the employee matters agreement are (1) directly attributable to the spinoff, (2) expected to have a continuing impact and (3) factually supportable. Refer to Regulation S-X, Rule 11-02(b)(6) for further guidance.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amendment to further explain the expected provisions of the employee matters agreement and how the related impacts reflected in the pro forma adjustment are (i) directly attributable to the spinoff, (ii) expected to have a continuing impact and (iii) factually supportable.

6.     We note your discussion in pro forma adjustment (I) regarding the potential dilutive effect of stock-based awards. Please tell us how the nature of this adjustment meets the requirements of Regulation S-X, Rule 11-02(b)(6).

Response: We respectfully advise the Staff on a supplemental basis that we have given consideration to the provisions of Rule 11-02 (b)(6) of Regulation S-X, which states that pro forma adjustments should only give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. We believe that the contemplated modifications of existing ConAgra Foods, Inc. (“ConAgra”) stock-based awards held by Lamb Weston employees meet these criteria. However, we acknowledge that the actual number and terms of potential dilutive shares of common stock underlying Lamb Weston stock-based awards to be issued in connection with the adjustment of outstanding ConAgra stock-based awards will not be determined until the distribution date and therefore, requires that the associated impact be estimated for purposes of the pro forma financial statements. In the absence of this information, we believe that the approach taken to estimate the effect by reflecting a proportionate share of historical dilution of ConAgra common stock (based upon the proportion of Lamb Weston employee awards to the total number of ConAgra awards) provides a reasonable basis to illustrate the likely impacts of these potentially dilutive equity awards on Lamb Weston’s earnings per share. Alternatively, should the Staff so request, we will remove this adjustment and only include qualitative disclosure of this information within the notes to the pro forma financial information.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Results of Operations, page 52

7.     The presentation of total product contribution margin is a non-GAAP financial measure because it has been disclosed outside the context of FASB ASC 280. Please remove the total line item from your table or revise your disclosures to provide the required information under Item 10(e) of Regulation S-K. Refer to Question 104.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amendment to remove the total line from the table of product contribution margin, thereby eliminating the non-GAAP financial measure.

8.     Please expand your discussion of the changes in product contribution margin from period to period to also address underlying changes in advertising and promotion spending from period to period.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amendment to add a discussion of changes in advertising and promotion spending during the relevant periods.

Compensation Discussion and Analysis, page 82

9.     Please file the ConAgra Foods long-term incentive plan as an exhibit to your registration statement.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have filed the ConAgra Foods, Inc. 2008 Performance Share Plan, effective July 16, 2008, ConAgra Foods 2009 Stock Plan and the ConAgra Foods, Inc. 2014 Stock Plan as exhibits to the Registration Statement.

Long-Term Incentive Plan, page 90

10.     On page 92, you disclose that the ConAgra Human Resources Committee eliminated the ConAgra net sales growth goal for the 2016 tranche of the fiscal 2016 to 2018 PSP because the Committee determined that ConAgra profit improvement was a more important focus area for the near-term. Please revise your disclosure to explain why the ConAgra Human Resources Committee made that determination.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amendment to explain why the ConAgra Human Resources Committee determined that ConAgra profit improvement was a more important focus area for the near-term.

Executive Compensation, page 99

11.     Please provide disclosure regarding Mr. Werner’s compensation for the last three completed fiscal years, as this information appears to have been previously required to be provided by ConAgra. Refer to Item 402(c)(1) of Regulation S-K and related Instruction 1.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we did not provide disclosure relating to Mr. Werner’s compensation for the last three completed fiscal years in reliance on

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Compliance & Disclosure Interpretation Question 119.01. Compliance & Disclosure Interpretation Question 119.01 provides that if a person was not a named executive officer in fiscal years 1 and 2, but becomes a named executive officer in fiscal year 3, only compensation for fiscal year 3 is required to be provided in the Summary Compensation Table. Mr. Werner first became a named executive officer of ConAgra for fiscal year 2016, so we have not included compensation information for years prior to fiscal year 2016 for which Mr. Werner was not a named executive officer of ConAgra.

Potential Payments upon Termination or Change of Control, page 106

Change of Control Program, page 109

12.     Please clarify whether the separation of ConAgra’s potato business into Lamb Weston would trigger change in control payments to Mr. Werner.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amendment to clarify that the separation of ConAgra’s potato business into Lamb Weston will not trigger change in control payments to Mr. Werner.

Combined Financial Statements

Notes to Combined Financial Statements, page F-8

Note 13. Contingencies, page F-23

13.     In your response to prior comment 10, you state the information disclosed in the footnotes is limited to certain potato supply agreements. Please expand your footnote disclosures or tell us why such disclosures regarding other potato supply agreements are not required. Refer to FASB ASC 440-10-50.

Response: We respectfully advise the Staff on a supplemental basis that we have given consideration to the disclosure requirements of FASB ASC 440-10-50. The other potato supply agreements referenced in our response to the Staff’s prior comment 10 represent purchases under annually negotiated supply agreements. Accordingly, those agreements that do not have a remaining term in excess of one year and are thereby exempt from disclosure requirements of FASB ASC 440-10-50.

Note 15. Pension Benefits, page F-26

14.     We have reviewed your response to prior comment 20. Please expand your disclosures here to provide a general description of the plans in which Lamb Weston employees participate and the nature of the benefits provided. Additionally, disclose the amounts recorded in your financial statements that were allocated to you for each fiscal year presented. Your disclosures should identify the line items in which these amounts are presented and address any material differences in amounts, such as the $59.5 million write-off of actuarial losses noted on page 54.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amendment to provide a general description of the plans in which Lamb Weston employees participate and the nature of the benefits provided. Additionally, we have added disclosure of the allocated amounts recorded in our financial statements for each fiscal year presented.

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15.     On a similar matter, we note you have recorded a $4.0 million gain reclassified from accumulated other comprehensive income related to the settlement of a pension plan of an international potato venture, as disclosed on page F-11. Clarify whether these amounts relate to the pension plans sponsored by ConAgra or to an investment you have accounted for under the equity method. Please revise your disclosures throughout your filing to clearly identify the nature of all pension related expenses, such as whether they relate to the plans sponsored by ConAgra or the plans of your joint ventures as accounted for under FASB ASC 323-10-35-18.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amendment to clarify that the referenced amount relates to a pension plan sponsored by an equity method investee. Further, we have revised our disclosures in the Amendment to more clearly identify the nature of pension related expenses.

Note 18. Investments in Joint Ventures, page F-28

16.     Expand your footnote to identify the name and percentage ownership of each entity accounted for under the equity method and other disclosures required by FASB ASC 323-10-50-3.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amendment to provide additional disclosures pursuant to FASB ASC 323-10-50-3.

Note 19. Business Segments and Related Information, F-28

17.     We note your response to our prior comment 21. Expand your revised disclosure to address the factors used to identify your reportable segments and explain your basis for organization. Refer to FASB ASC 280-10-50-21.

Response: We respectfully advise the Staff that, in response to the Staff’s comment, we have revised our disclosure in the Amendment to address the factors we used to identify our reportable segments and explain how we are organized.

Oral Comment. Subsequent to the issuance of the Comment Letter, the Staff orally asked whether the disclosure on page 89 that “adjusted net sales growth below 2.4% during fiscal 2016 was designed not to be rewarded under this aspect of the plan” was a typographical error given the disclosure that the secondary metric was designed to provide additional funding if adjusted net sales growth of 3.4% or more was achieved for the 2016 fiscal year.

Response: We respectfully advise the Staff that there was not a typographical error on page 89; however, in response to the Staff’s comment, we have revised our disclosure in the Amendment to clarify the net sales growth secondary metric.

* * * * * * * * *

In connection with the above response, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (312) 549-5000.

Sincerely yours,

/s/ Colleen R. Batcheler

Colleen R. Batcheler

Vice President